Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Fourth Quarter and 2012 Annual Results;

2012 Gold Production Up 27% to 45,564oz with Cash Costs at US571/oz

March 28, 2013: Caledonia Mining Corporation (the “Company”) is pleased to announce its fourth quarter 2012 (“Q4” or the “Quarter”), and the operating and financial results for the 12 months to December 31, 2012 (the “Year”). All results are reported in Canadian dollars unless otherwise indicated. Following the implementation of Indigenisation, Caledonia owns 49% of the Blanket Mine in Zimbabwe. Operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operational Highlights

•	New record high annual gold production at the Blanket Mine in Zimbabwe of 45,465oz, a 27% increase over the year ended December 31, 2011 (35,826oz).
•	Q4 gold production of 11,821oz, a 12% increase on Q4 2011 (the “comparable quarter”) of 10,533oz.
•	Decrease of 1.7% in direct full year operating cash costs at Blanket to US$571 per ounce compared to US$581 in 2011. Blanket’s all-inclusive costs for 2012 fell by 15.2% to US$759/oz compared to US$895/oz in 2011. The reduction in costs was driven by higher production and corresponding lower average fixed costs per ounce.

Financial Highlights

•	Gold sales for the Year were 45,181oz at an average price of US$1,666/oz, compared to 35,504oz at an average price of US$1,577/oz in 2011.
•	Gold sales during Q4 were 10,337oz at an average price of US$1,703/oz, compared to 12,918oz at an average price of US$1,664/oz in the preceding quarter and 9,329oz at an average price of US$1,712/oz. in the comparable quarter.
•	Gross profit for the Year increased 41% to $40,915,000 (2011: $29,115,000).
•	Gross profit (i.e. after depreciation and amortization but before administrative expenses) for Q4 was $9,250,000 compared to $12,602,000 in the preceding quarter and $9,012,000 in the comparable quarter.
•	Net profit after tax for Q4 was $3,590,000 compared to a loss of $7,240,000 in the preceding quarter and a profit of $1,369,000 in the comparable quarter.
•	Net profit for 2012 attributable to Caledonia’s shareholders of $8,720,000 (1.72 cents per share) was after a non-cash, non-recurring accounting charge of $14,161,000 arising from the successful implementation of Indigenisation at the Blanket Mine. Indigenisation was implemented by the sale of 41% of Blanket to Indigenous Zimbabweans and the donation of 10% of Blanket to the local Gwanda Community Share Ownership Trust. Further explanation of the basis of this charge is set out in Note 5 to the Annual Consolidated Financial Statements.

•	Adjusted basic earnings per share for 2012 attributable to Caledonia’s shareholders (after excluding the effect of the non-cash, non-recurring Indigenisation charge and unrealised foreign exchange profits) was 4.12 cents per share – a 31% increase on 2011.
•	Cash flow from operations in 2012 before capital investment was $29,721,000 (2011: $17,428,000).
•	At December 31, 2012, the Company had cash and cash equivalents of $27,942,000 compared to $24,615,000 at September 30, 2012, and $9,686,000 at December 31, 2011.

Indigenisation

•	On October 11, 2012 Caledonia announced the completion of the transactions that implemented the Indigenisation of Blanket. Following completion of these transactions Caledonia now owns 49% of Blanket.
•	Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
•	Caledonia will receive the $30.09 million proceeds of the sale to indigenous Zimbabweans as the facilitation loans are progressively repaid. The outstanding facilitation loans carry interest at LIBOR plus 10%.

Nama Base Metals Project, Zambia

The 2012 drilling programme at the Company’s Nama base metals project comprised 10,903m over 20 holes and confirmed the existence of a copper-bearing mineralised zone. Shallow drilling will be undertaken on the identified zone to improve resource definition. Initial exploration work will also be carried out on additional zones of mineralisation that have been identified to the west and south of the mineralised zone. Caledonia expects to issue a NI 43-101 compliant copper resource statement by June 30, 2013 and a preliminary feasibility study by the end of 2013, on the possible mining of near-surface copper oxide material.

Growth Strategy

As an indigenised entity, Blanket can now develop and implement its long term growth strategy. The recently re-constituted Blanket board, which includes representatives of the Indigenous Zimbabwean shareholders, has approved a capital investment programme for 2013 and a 4-year growth strategy for 2014 to 2017.

This investment programme is estimated to cost US$37 million and will be funded pro-rata by all of Blanket’s shareholders from Blanket’s internally generated cash.

The investment programme is expected to result in progressive increases in gold production to approximately 76,000oz in 2016 (of which 49% will be attributable to Caledonia) with further upside potential coming from the development of the satellite deposits which are built into the capital expenditure programme but not reflected in the gold production target.

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Dividend Policy

Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of further opportunities without the need to raise third party finance. The directors will to continue to assess further dividend payments at least annually in light of Caledonia’s continued financial performance and financial resources.

Commenting on these results, Stefan Hayden, Caledonia’s President and Chief Operating Officer said:

“I am delighted to again report further strong operational and financial performance. Since production re-commenced at the Blanket Mine in 2009, we have quadrupled gold production and for the 12 months to December 31, 2012 we achieved Blanket’s all-time record high for annual production at 45,465 ounces of gold. As a result of the latest production increases, we have also reduced the cash cost of production to US$571 per ounce; making Caledonia one of the lowest cost gold producers in the world.

Following the implementation of Indigenisation at Blanket, Caledonia announced in January 2013 a growth strategy to increase production at Blanket by 90% to 76,000 ounces of gold in 2016. This plan is estimated to cost US$37 million and will be entirely funded from Blanket’s internally generated cash. The target production of 76,000 ounces excludes any potential production upside from any of Blanket’s highly prospective 18 satellite properties. Exploration and development work is currently well underway at the first three satellites and I look forward to announcing the preliminary results of this work in due course. Importantly, the Blanket crushing and metallurgical plant has surplus capacity and any incremental ore from these satellites could be treated with modest additional capital investment.

In addition, further exploration work at our base metals project, Nama in Zambia is being carried out with a view to issuing a NI 43-101 compliant copper resource statement this year.”

Further information regarding Caledonia’s exploration activities and operations along with its latest financial statements and Management’s Discussion and Analysis can be found at www.caledoniamining.com.

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com
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Consolidated Statement of Comprehensive Income (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2012	2011	2012	2011	2010
	$	$	$	$	$
Revenue	17,612	15,972	75,221	55,705	22,388
Royalty	(1,227)	(723)	(5,261)	(2,514)	(825)
Production costs	(6,502)	(5,233)	(25,653)	(21,093)	(12,617)
Depreciation	(633)	(1,004)	(3,392)	(2,983)	(2,586)
Gross profit	9,250	9,012	40,915	29,115	6,360
Administrative expenses	(1,108)	(1,418)	(4,055)	(3,351)	(2,807)
Share-based payment expense	-	-	(14,569)	(1,101)	(354)
Indigenisation expenses	(425)	-	(1,700)	(326)	-
Foreign exchange gain/(loss)	570	143	(4)	303	359
Impairment	(330)	(3,884)	(330)	(3,884)	-
Other income/(expense)	-	(2)	-	-	(1,064)
Results from operating activities	7,957	3,851	20,257	20,756	2,494
Net finance income/(cost)	25	28	(81)	(162)	3
Profit before tax	7,982	3,879	20,176	20,594	2,497
Tax expense	(4,032)	(2,510)	(12,818)	(8,464)	(1,042)
Profit for the period	3,950	1,369	7,358	12,130	1,455

Other comprehensive (loss)/income
Valuation of investments to fair value	-	-	-	-	(45)
Foreign currency translation differences for foreign operations	370	(812)	(1,589)	265	(1,404)
Other comprehensive income/(loss) for the period, net of income tax	370	(812)	(1,589)	265	(1,449)
Total comprehensive income for the period	4,320	557	5,769	12,395	6

Profit/(loss) attributable to:
Owners of the Company	3,353	1,369	8,720	12,130	1,455
Non-controlling interests	597	-	(1,362)	-	-
Profit for the period	3,950	1,369	7,358	12,130	1,455

Total comprehensive income/(loss) attributable to:
Owners of the Company	3,685	557	7,112	12,395	6
Non-controlling interests	635	-	(1,343)	-	-
Total comprehensive income for the period	4,320	557	5,769	12,395	6

Earnings per share (cents)
Basic	0.64	0.27	1.72	2.42	0.30
Diluted	0.64	0.25	1.72	2.38	0.30
Adjusted earnings per share (cents)
Basic	0.60	1.02	4.12	3.14	0.26
Diluted	0.60	0.94	4.10	3.08	0.26

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Consolidated Statement of Cash Flows (In thousands of Canadian dollars)
	For the 12 months ended Dec 31
	2012	2011	2010
	$	$	$
Cash flows from operating activities
Profits for the period	7,358	12,130	1,455
Adjustments for:
Adjustments to reconcile net cash from operations	31,099	16,648	4,210
Changes in non-cash working capital	2,963	(3,183)	950
Cash flows provided from operations	41,420	25,595	6,615
Net interest paid	(81)	(162)	(3)
Tax paid	(11,618)	(8,005)	(1)
Net cash from operating activities	29,721	17,428	6,611

Cash flows from investing activities
Property, plant and equipment additions	(7,909)	(8,528)	(7,304)
Proceeds on sale of investment	38	-	51
Net cash used in investing activities	(7,871)	(8,528)	(7,253)

Cash flows from financing activities
Bank overdraft increase/(decrease)	(430)	(317)	159
Advance dividend paid	(3,739)	-	-
Proceeds from the issue of share capital	974	38	-
Net cash from (used in) financing activities	(3,195)	(279)	159
Net increase in cash and cash equivalents	18,655	8,621	(483)
Cash and cash equivalents at beginning of the year	9,686	1,145	1,622
Effect of exchange rate fluctuations on cash held	(399)	(80)	6
Cash and cash equivalents at year end	27,942	9,686	1,145

Consolidated Statements of Financial Position
(In thousands of Canadian dollars)	As at	Dec 31,	Dec 31,	Dec, 31
		2012	2011	2010
		$	$	$
Total non-current assets		36,533	34,248	31,978
Inventories		5,508	4,482	2,624
Prepayments		126	334	93
Trade and other receivables		1,718	3,652	2,314
Cash and cash equivalents		27,942	9,686	1,145
Total assets		71,827	52,402	38,159
Total non-current liabilities		6,928	7,822	7,050
Trade and other payables		5,775	3,841	3,882
Zimbabwe advance dividend accrual		1,987	-	-
Income taxes payable		1,518	295	-
Bank overdraft		-	430	747
Total liabilities		16,208	12,388	11,679
Total equity		55,619	40,014	26,480
Total equity and liabilities	71,827		52,402	38,159